SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reports its financial results for the third quarter ended September 30, 2017

GAFISA ANNOUNCES
3Q17 RESULTS

CONFERENCE CALL

August 11, 2017

► 10:00 am Brasilia Time
In Portuguese
Phones:
+55 (11) 3193-1001 / 2820-4001 (Brazil)
Code: Gafisa

► 07:00 am US EST
In English (simultaneous translation
 from Portuguese)
+ 1-646828-8246 / + 1 786 924-6977 (USA)
Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:
+55 (11) 3193-1012 / 2820-4012 (Brazil)
Portuguese: 1099857#
English: 7920629#

Shares
GFSA3 – B3 (former BM&FBovespa)
GFA – NYSE
Total shares outstanding: 28.040.162
Average Daily Trading Volume (90 days²):
R$4.2 million
(1) Including 972,347 treasury shares;
(2) Until Seeptember 30, 2017.

MANAGEMENT COMMENTS AND HIGHLIGHTS

The third quarter 2017 was characterized by the new project launches, after a semester where we prioritized the sales of units in inventory. The four projects launched in the quarter, which performed well, totaled R$464 million in PSV, reflecting the Company’s business planning and strategy, with a more precise launch profile to face the complexities of the macroeconomic scenario. Despite the gradual improvements in indicators such as inflation, employment and, particularly, interest rates, the still uncertain pace of the Brazilian economic recovery reinforces the cautious stance Gafisa is taking in real estate market.

Another relevant achievement was the ongoing positive operating results, a direct consequence of the improvements on Gafisa’s business model. The evolution of the model can be seen in the “Sales over Supply” (SoS) indicator, which grew for the fourth consecutive quarter and reached 37.6% in the 12 months up to the end of the 3Q17. In the quarter, the SoS was 18.3%, a considerable improvement over the 7.9% in the 2Q17, reflecting not only good performance of launches but also of sales of inventory in the period. The 3Q17 had the best quarterly performance in SoS of the last five years.

Our constant initiatives to increase the quality of credit analysis, combined with the improvements in the economy, reinforced the downward trend of dissolutions, which came to R$84.4 million in 3Q17, down 25.7% over the 2Q17 and down 20.5% over 3Q16, the lowest level since 2014.

As a result of the factors mentioned above, net pre-sales came to R$354.0 million in 3Q17, a substantial growth over R$127.1 million recorded in 2Q17 and R$258.3 million recorded in 3Q16. Launches sales came to 63.5% of total net sales in the quarter.

It is important to mention that Gafisa, in line with our decision-making process for new projects, will not have the same volume of launches in the fourth quarter. Therefore, we will concentrate our efforts on sales of inventories, thus, resulting in slower sales velocity.

Net revenue came to R$160.3 million in 3Q17, up 8.9% q-o-q, but still 40.2% lower than 3Q16. Dissolutions, which were at a lower level during the quarter, are concentrated in units of the older legacy projects,

1

negatively impacting the Company’s revenues. There is also a concentration of net sales on projects that are more recent and with slower work evolution, which impedes a faster recovery of revenues. In the accumulated during the first nine months of 2017, net revenues totaled R$444.1 million.

Deferred income totaled R$220.2 million, up 36.5% over the previous quarter and 53.6% over the previous year, a result of good operating performance and correct placement of projects, contributing to the build-up of revenues over the next quarters.

The initiatives to increase efficiency and productivity of our operations succeeded for another quarter. General and administrative expenses which totaled R$21.4 million in 3Q17, remained in line sequentially but went down 22.2% the same quarter of last year. Selling expenses increased 8.2% over the previous quarter, reflecting the launches in the period, but decreased 7.2% in comparison to the 3Q16.

Thus, this quarter Gafisa recorded a net loss of R$100.5 million, versus a net loss of R$134.6 million in 2Q17 and R$80.0 million in 3Q16, excluding Alphaville equity income and effects of the Tenda transaction.

Gafisa continues with a conservative cash management strategy. Operating cash generation came to R$93.0 million in 3Q17, down 8.4% from the 2Q17 due to a reduced number of deliveries in the quarter and, consequently, a 9.7% drop in transfers. Net cash generation totaled R$49.1 million, more than double the R$20.5 million registered in 2Q17. In the first nine months of 2017, and excluding the inflow of funds from Tenda transaction, the operating cash flows came to R$290.0 million, with a net cash generation of R102.8 million.

Gafisa’s net debt came to R$1.1 billion at the end of 3Q17, down 18% from the previous quarter and down 26% from last year. The balance of leverage, measured by the net debt to shareholders’ equity ratio, reached 87.1% in 3Q17 and remains one of the Company’s management main areas of focus. Excluding projects’ financing, the net debt to shareholders’ equity ratio stood at 12.7%. It is important to highlight the negotiations to increase debt maturity, which reflects in the lower proportion of short-term debt, from 62.4% of total debt in the 2Q17 to 48.7% in 3Q17. Gafisa will additionally receive R$100.0 million relating to the Tenda transaction in the next periods, as contractually agreed.

Despite the short-term uncertainties, the evolution of the financial results during the third quarter, albeit mild, points to a slow and gradual inflection of our results. As we have mentioned previously, results are still impacted by the lower relevance of more recent projects. Over the future, we should start to recognize the positive impacts of these more recent projects, that command margins that are more adequate.

We are confident that the strategic actions adopted by Gafisa, focused on reducing inventories, a rigorous process to define project launches and higher operating efficiency, position us favorably for the recovery of the real estate markets over the coming years.

Sandro Gamba

CEO

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3Q QUARTERLY INFORMATION

OPERATIONAL RESULTS

▪	Decrease in dissolutions, which totaled R$84.4 million in the quarter, a decrease of 25.7% over 2Q17 and 20.5% over 3Q16, to the lowest volume since 2014.
▪	Consolidated sales over supply (SoS) reached 18.3% in 3Q17, compared to 7.9% in 2Q17 and 11.5% in 3Q16. In the last 12 months, SoS reached 37.6%, the highest level of the last five years.
▪	Net pre-sales in 3Q17 totaled R$354.0 million, up 37.0% compared to R$258.3 million in 3Q16. In 9M17, net pre-sales totals R$598.6 million, an increase of 32% vs. 9M16.
▪	During the 3Q17, the Company delivered a 296 units project, representing total PSV of R$75.2 million. In the 9M17 aggregate, the PSV delivered was R$820.2 million.
▪	Launches accounted for 63.5% of total net sales. Consolidated inventory at market value increased by 7.1% in relation to 2Q17, totaling R$1.6 billion.

FINANCIAL RESULTS

▪

Operating cash generation reached R$93.0 million in 3Q17, with a net generation of R$49.1 million. In the year accumulated, operating cash generation was R$290.0 million, and net generation reached r$102.8 million.

▪	The quarterly net income recognized by the “PoC” method totaled R$160.3 million, 9% increase in comparison with the previous quarter. In 9M17, net revenue reached R$444.1 million.
▪

Adjusted gross income was R$18.7 million, compared to adjusted gross income of R$ 12.4 million in 2Q17 and R$47.2 million in the previous year, closing 9M17 at R$51.9 million. Adjusted gross margin reached 11.7% compared to adjusted gross margin of 8.4% in 2Q17, and 17.6% in the annual comparison. In 9M17, the adjusted gross margin reached the level of 11.7%.

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OPERATIONAL RESULTS

Launches and Pre-sales

The launches of 3Q17 totaled R$ 463.8 million, represented by four projects, three in São Paulo and one in Curitiba (the third phase of Ecoville Park). The sales speed of these launches reached 47.7%.

Table1. Launches, Sales and Dissolutions (R$ thousand)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Launches	463,841	-	-	410,966	13%	463,841	621,429	-25%
Gross Sales	438,429	240,795	82.1%	364,454	20.3%	914,834	863,553	5.6%
Dissolutions	(84,390)	(113,648)	-25.7%	(106,122)	-20.5%	(316,251)	(408,860)	-22.7%
Net Pre-Sales	354,039	127,146	178%	258,332	37%	598,583	454,693	32%
Sales over Supply (SoS)	18.3%	7.9%	1040 bps	11.5%	680 bps	27.5%	18.7%	880 bps
Delivered PSV	75,227	479,869	-84.3%	935,678	-92.0%	820,153	1,452,827	-43.5%

Net Pre-Sales

In 3Q17, gross sales totaled R$438.4 million, growing both in relation to 2Q17 (+82.1%) and to 3Q16 (+20.3%), reflecting the good sales performance of the launches combined with the continuation of sales of remaining units at the same level as in 2Q17. Dissolutions decreased and totaled R$84.4 million, 25.7% and 20.5% lower than in 2Q17 and in 3Q16, respectively. As a result, net sales reached R$354.0 million in 3Q17, compared to R$127.1 million in 2Q17 and R$258.3 million in 3Q16. In the year to date, net sales reached R$598.6 million, 31.6% higher than in the same period of 2016.

The project launches accounted for 63.5% of total net sales in 3Q17. Regarding the sale of units in inventory, 78.9% refer to sales of projects launched until the end of 2015, improving the profile of our inventory. Dissolutions were higher in projects launched until 2014, where work has progressed further, with consequent impact on revenue recognition and margin composition.

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Sales over Supply (SoS)

Good business performance in the quarter drove sales speeds. Quarterly SoS increased to 18.3%, the best quarterly performance since 2012, and SoS accumulated in twelve months reached 37.6%, the highest level since 2013. These results reinforce that we were correct on our launch strategy and on the balance of selling the inventory of remaining units.

Dissolutions

Dissolutions totaled R$84.4 million in 3Q17, the lowest level since 2014 and a significant reduction both in relation to the R$113.6 million in 2Q17 and to the R$106.1 million in 3Q16. The accumulated volume of dissolutions in 2017 reached R$316.3 million, a reduction of 22.7% compared to 9M16.

The reduction of the dissolutions is due to the successful initiatives to increase the quality of the credit analysis adopted over the last three years by Gafisa, as well as the slight improvement in the macroeconomic scenario after a strong recession.

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Inventory (Property for Sale)

                The inventory at market value reached R$1,581.4 million at the end of 3Q17, 7.1% higher than in 2Q17, due to the launches made in the period, although these have achieved good sales speed.

Table 2. Inventory at Market Value 2Q17 x 3q17 (R$ thousand)

	Inventories EoP 2Q17	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 3Q17	Q/Q(%)
São Paulo	1,149,787	406,672	64,255	(379,398)	(3,991)	1,237,325	7.6%
Rio de Janeiro	280,397	-	18,151	(30,648)	(1,039)	266,861	-4.8%
Other Markets	46,097	57,168	1,983	(28,383)	351	77,216	67.5%
Total	1,476,281	463,840	84,389	(438,429)	(4,679)	1,581,402	7.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

In a quarter characterized by new launches and the delivery of a project, the Company was able to maintain a commercial balance between launches and complete units. The inventory of finished units fell from R$565.4 million (38.3% of total inventory) in 2Q17 to R$507.2 million in 3Q17 (32.1% of total).

The inventory of projects outside the strategic markets, of R$ 77.2 million, represents 4.9% of the total inventory, of which 52% are completed units. The increase of R$31.1 million compared to 2Q17 is explained by the launch of another phase of the Ecoville Park in Curitiba, as previously planned.

Of the total inventory completed, 60.0% are commercial projects. This proportion is due both to the high volume of deliveries over the last few years and to the lower sales speeds in this segment, where liquidity is still relatively lower.

Table 3 – Inventory at Market Value – Work Status– POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q17
São Paulo	208,808	28,121	544,580	214,363	241,453	1,237,325
Rio de Janeiro	-	7,971	-	33,045	225,845	266,861
Other Markets	37,348	-	-	-	39,868	77,216
Total	246,156	36,092	544,580	247,408	507,166	1,581,402

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on account of CPCs 18, 19 and 36.

Delivered Projects

The Company delivered 286 units in 3Q17, all in project Go Maraville, located in Jundiaí, São Paulo state, with PSV of R$75.2 million. In the 9M17, deliveries totaled 1,890 units and R$820.2 million. Currently, Gafisa has 18 projects under construction, all of which are on schedule according to the Company’s business plan

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Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers in 3Q17 totaled R$125.6 million, explained by the lower number of deliveries. In the 9M17, transfers reached R$366.4 million, 3.3% lower than the same period in 2016.

Table 4 – Delivered Projects (R$000 and %)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
PSV Transferred¹	125,609	139,038	-9.7%	126,013	-0.3%	366,392	378,733	-3.3%
Delivered Projects	1	4	-75.0%	7	-85.7%	8	13	-38.5%
Delivered Units	296	1,241	-76.1%	1,899	-84.4%	1,890	3,331	-43.3%
Delivered PSV²	75,227	412,307	-81.8%	935,678	-92.0%	820,153	1,452,827	-43.5%

1) PSV refers to potential sales value of the units transferred to financial institutions;

2) PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with a PSV of R$ 4.3 billion, represents 35 potential projects/phases or nearly 8 thousand units, 72% of potential projects/phases are in São Paulo and the rest in Rio de Janeiro. About 60% of the land was acquired through swap agreements, being the largest portion located in Rio de Janeiro. In 3Q17, the Company did not acquire new lad for its landbank.

The quarterly adjustments reflect mainly updates related to project scope and expected launch dates.

Table 5 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,518,279	51.7%	51.7%	0.0%	5,802	6,473
Rio de Janeiro	1,774,833	73.0%	73.0%	0.0%	2,246	2,300
Total	4,293,112	60.0%	60.0%	0.0%	8,048	8,773

1) The swap percentage is measured compared to the historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 6 – Changes in the Landbank (2Q17 x 3Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,018,977	-	(463,841)	-	(36,857)	2,518,279
Rio de Janeiro	1,778,752	-	-	-	(3,919)	1,774,833
Total	4,797,729	-	(463,841)	-	(40,776)	4,293,112

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FINANCIAL RESULTS

Revenue

3Q17 net revenues totaled R$160.3 million, up 8.9% from 2Q17, and down 40.2% from 3Q16. In the year to date, net revenues reached R$444.1 million. Revenue recognition is affected by the mix of net sales in the period, with sales concentrated in the most recent launches and, consequently, lower revenue recognition. Dissolutions were down in the quarter but continued to have a material impact on the Company’s revenue.

Table 7 – Revenue Recognition (R$ 000)

	3Q17				3Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2017	224,814	63.5%	-	0.0%	-	0.0%	-	0.0%
2016	27,258	7.7%	19,555	12.2%	146,728	56.8%	57,865	21.6%
2015	40,346	11.4%	73,627	45.9%	38,110	14.8%	46,046	17.2%
2014	34,399	9.7%	42,920	26.8%	32,649	12.6%	92,382	34.4%
≤ 2013	27,222	7.7%	24,223	15.1%	40,844	15.8%	71,976	26.8%
Total	354,039	100.0%	160,324	100.0%	258,332	100.0%	268,270	100.0%
SP + RJ	349,248	98.6%	160,757	100.3%	227,963	88.2%	264,897	98.7%
Other Markets	4,791	1.4%	(433)	-0.3%	30,369	11.8%	3,373	1.3%

Gross Profit & Margin

Adjusted gross income in the 3Q17 was R$18.7 million, up 50.4% from 2Q17, but down 60.4% from 3Q16. In 9M17, the adjusted gross income was R$51.9 million, down 65.0% from the 9M16. Even with a low level of dissolutions in the 3Q17, the impact of the sales mix in the revenue prevented a quicker margin recovery. Even so, the gross margin of -4.8% showed an evolution to the -9.8% of the previous quarter. Excluding the financial effects, the adjusted gross margin was 11.7% in the 3Q17, which compares to 8.4% in the 2Q17 and to 17.6% in the 3Q16.

Details of Gafisa's gross margin breakdown in 3Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	40%	444,117	651,881	-32%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	500 bps	0.4%	-520 bps	-8.8%	4.7%	-1350 bps
(-) Financial Costs	26,317	26,824	-2%	46,258	-43%	91,117	118,019	-23%
Adjusted Gross Profit (1)	18,686	12,421	50%	47,221	-60%	51,916	148,522	-65%
Adjusted Gross Margin (1)	11.7%	8.4%	330 bps	17.6%	-590 bps	11.7%	22.8%	-1110 bps

1)        Adjusted by capitalized interests

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Selling, General and Administrative Expenses (SG&A)

In the 3Q17, the selling, general and administrative expenses (SG&A) totaled R$44.4 million, 8.4% up from 2Q17 and 15.1% down from 3Q16. In the year to date, the SG&A totaled R$131.7 million, 3.0% down from the same period in 2016.

The sales expenses totaled R$22.9 million, with a growth of 8.2% from the 2Q17 as a result of the launches in the period, which resulted in higher sales volume. In comparison to 3Q16, there was a 7.2% reduction.

The efforts improve operational efficiency continue to show positive results. The general and administrative expenses totaled R$21.4 million, 9% higher in comparison to last quarter, but with 22.2% reduction in comparison to 3Q16. Year to date, the reduction was 7.5%.

We keep pursuing a balanced operational structure. The recent structural redesign allowed us to reduce costs and expenses and, with more efficiency and agility, put us in a competitive position for the new development cycle of the Brazilian real estate market.

Table 9 – SG&A Expenses (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y(%)
Selling Expenses	(22,929)	(21,184)	8%	(24,701)	-7%	(63,169)	(61,692)	2%
G&A Expenses	(21,441)	(19,738)	9%	(27,544)	-22%	(68,548)	(74,070)	-7%
Total SG&A Expenses	(44,370)	(40,922)	8%	(52,245)	-15%	(131,717)	(135,762)	-3%
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	32%

The Other Operating Revenues/Expenses totaled R$10.0 million, 68% below the R$31.6 million of the previous quarter, which was negatively impacted due to early conclusion of an arbitration proceeding, with a net effect of R$18.2 million.

The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	3Q17	2Q17	Q/Q(%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Litigation Expenses	(14,654)	(30,041)	51%	(13,278)	10%	(61,431)	(44,543)	38%
Others	4,625	(1,528)	-403%	(1,243)	-472%	127	(3,511)	-104%
Total	(10,029)	(31,569)	-68%	(14,521)	-31%	(61,304)	(48,054)	28%

Adjusted EBITDA

Adjusted EBITDA was negative R$44.2 million in the quarter, compared with R$-65.1 million in 2Q17 and R$-15.7 million in 3Q16.

It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the income from discontinued operations (Tenda) and the effect of Alphaville's equity income.

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Table 11 -  Adjusted EBITDA (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Income	(157,841)	(180,004)	-12%	(72,622)	117%	(387,242)	(164,288)	136%
Discontinued Operation Result ¹	-	(9,545)	-100%	16,555	-100%	98,175	32,927	198%
Adjusted Net Income¹	(157,841)	(170,459)	88%	(89,177)	77%	(485,417)	(197,215)	146%
(+) Financial Results	21,069	33,390	-37%	5,911	256%	83,019	10,098	722%
(+) Income Taxes	(622)	949	-166%	1,076	-158%	1,673	6,645	-75%
(+) Depreciation & Amortization	8,379	8,875	-6%	8,180	2%	25,962	23,332	11%
(+) Capitalized interests	26,317	26,824	-2%	46,258	-43%	91,117	118,019	-23%
(+) Expense w Stock Option Plan	1,194	(424)	-382%	2,316	-48%	2,898	5,506	-47%
(+) Minority Shareholders	(66)	(100)	-34%	585	-111%	(120)	2,039	-106%
(-) AUSA Income Effect	57,371	35,891	60%	9,158	526%	124,286	10,230	1115%
Adjusted EBITDA[4]	(44,199)	(65,054)	-32%	(15,693)	182%	(156,582)	(21,346)	634%
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	-32%
Adjusted EBITDA Margin	-27.6%	-44.2%	1660 bps	-5.8%	-2180 bps	-35.3%	-3.3%	-3200 bps

1) Sale of Tenda shares;

2) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Financial Results

In the 3Q17, financial results were 28.3% smaller when compared to the 2Q17, and 11.7% smaller than the 3Q16, reflecting the reduction of the basic interest rate and the lower cash balance in the period. Financial expenses reached R$27.7 million, compared to the R$42.6 million of the 2Q17 and the R$13.4 million of the 3Q16.

Therefore, the net financial result was negative R$21.1 million in the 3Q17, compared to the negative net financial results of R$33.4 million in the 2Q17, and R$5.9 million in the 3Q16. The accumulated net financial result was R$83.0 negative in the 9M17.

Taxes

In the 3Q17, the income tax and social contribution line were positive at R$0.6 million. In the 9M17, income tax and social contribution expenses totaled R$1.7 million.

Net Income

As results of the previously discussed effects, the net income of the 3Q17, excluding the results of the Alphaville’s equity income, was negative in R$100.5 million, which compares with the net loss of R$134.6 million in the 2Q17 and of R$80.0 million in the 3Q16.

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Table 12 – Net Income (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	40%	444,117	651,881	-32%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	500 bps	0.4%	-520 bps	-8.8%	4.7%	-1350 bps
Adjusted Gross Profit¹	18,686	12,421	50%	47,221	-60%	51,916	148,522	-65%
Adjusted Gross Margin	11.7%	8.4%	330 bps	17.6%	-590 bps	11.7%	22.8%	-1110 bps
Adjusted EBITDA[2]	(44,199)	(65,054)	-32%	(15,693)	182%	(156,582)	(21,346)	634%
Adjusted EBITDA Margin	-27.6%	-44.2%	1660 bps	-5.8%	-2180 bps	-35.3%	-3.3%	-3200 bps
Income from Discontinued Operation[3]	-	(9,545)	-100%	-	0%	98,175	32,927	198%
Adjusted Net Income[4]	(157,841)	(170,459)	-7%	(89,177)	77%	(485,417)	(197,215)	146%
( - ) Equity income from Alphaville	(57,371)	(35,891)	60%	(9,158)	526%	(124,286)	(10,230)	1115%
Adjusted Net Income (ex-AUSA)	(100,470)	(134,568)	-25%	(80,019)	26%	(361,131)	(186,985)	93%

1) Adjusted by capitalized interests;

2) Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

3) Sale of Tenda shares;

4) Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$220.2 million in the 3Q17. The consolidated margin was 34.9% this quarter, compared to 35.8% in the 2Q17. The growth of the backlog in this quarter reflects the resumption of the launches in the period, combined with the good sales performance of projects launched in 2014 and 2015, signaling a positive outlook for revenues and gross profit in the next periods.

Table 13 – Backlog Results (REF) (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)
Backlog Revenues	630,168	450,923	40%	394,475	60%
Backlog Costs (units sold)	(409,994)	(289,632)	42%	(251,151)	63%
Backlog Results	220,174	161,291	37%	143,324	54%
Backlog Margin	34.9%	35.8%	-90 bps	36.3%	-140 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

2) Backlog results comprise the projects restricted by condition precedent.

11

BALANCE SHEET

Cash and Cash Equivalents and Securities

On September 30, 2017, cash and cash equivalents and marketable securities totaled R$156.0 million, down 27.3% from June 30, 2017.

Receivables

At the end of 3Q17, total accounts receivable totaled R$1.5 billion, an increase of 11.0% compared to R$1.3 billion in 2Q17.

Currently, the Company has approximately R$ 365.7 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)
Receivables from developments (off balance sheet)	654,040	468,005	40%	409,419	60%
Receivables from PoC- ST (on balance sheet)	570,303	602,295	-5%	780,968	-27%
Receivables from PoC- LT (on balance sheet)	197,407	208,230	-5%	313,802	-37%
Total	1,421,750	1,278,530	11%	1,504,189	-5%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The operational cash generation totaled R$93.0 million in the 3Q17, lower than the R$101.5 million generated in the 2Q17, due mainly to the lower number of delivered projects and consequent reduction in transfers, and the concentration of launches in the second half of the quarter, which dilutes cash inflows between 3Q17 and 4Q17. The good operating cash performance resulted in net cash generation of R$49.1 million in the 3Q17. Year to date, excluding inflows from the Tenda transaction, operational cash flow totaled R$290.0 million, with net cash generation reaching R$102.8 million.

Table 15. Cash Generation (R$ 000)

	1Q17	2Q17	3Q17
Availabilities²	236,934	214,572	155,997
Change in Availabilities¹ (1)	(16,246)	(22,362)	(58,575)
Total Debt + Investor Obligations	1,589,312	1,326,977	1,219,273
Change in Total Debt + Investor Obligations (2)	(49,492)	(262,335)	(107,704)
Other Investments	237,109	237,109	237,109
Change in Other Investments (3)	-	-	-
Cash Generation in the period (1) - (2) + (3)	-	219,510	-
Cash Generation Final	33,246	20,463	49,130
Availabilities²	33,246	53,710	102,840

      1) Cash and cash equivalents, and marketable securities.

12

Liquidity

At the end of the 3Q17, the Company’s Net Debt/Shareholders’ Equity ratio was 87.1%, compared to 80.7% in the previous quarter, as a reflection of accumulation of losses from the previous periods faster than the reduction of debt. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was 12.7%.

In the 3Q17, the gross debt reached R$1.2 billion, down 8% q-o-q, and 41.0% y-o-y. The net debt amounted to R$1.1 billion, 4% smaller than the 2Q17. It is importante to mention that the Company will receive, over the few quarters, R$100.0 million from the Tenda transaction, as contractually established.

Table 16. Debt and Investor Obligations (R$ 000)

	3Q17(*)	2Q17(*)	Q/Q (%)	3Q16	Y/Y (%)
Debentures - FGTS (A)	154,830	150,890	3%	492,498	-69%
Debentures – Working Capital (B)	127,424	130,817	-3%	167,448	-24%
Project Financing SFH – (C)	753,639	861,930	-13%	1,188,494	-37%
Working Capital (D)	183,379	183,339	0%	201,571	-9%
Total (A)+(B)+(C)+(D) = (E)	1,219,272	1,326,976	-8%	2,050,011	-41%
Investor Obligations (F)	-	-	0%	3,143	-100%
Total Debt (E)+(F) = (G)	1,219,272	1,326,976	-8%	2,053,154	-41%
Cash and Availabilities (H)	155,998	214,573	-27%	609,898	-74%
Net Debt (G)-(H) = (I)	1,063,274	1,112,403	-4%	1,443,256	-26%
Equity + Minority Shareholders (J)	1,221,093	1,378,424	-11%	2,928,749	-58%
(Net Debt) / (Equity) (I)/(J) = (K)	87.1%	80.7%	640 bps	49.3%	3780 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	12.7%	7.2%	550 bps	-8.1%	2080 bps

* Considers Gafisa only.

1) Cash and cash equivalents and marketable securities

The Company ended 3Q17 with R$593.3 million in total debt maturing in the short term, or 48.7% of the total debt, compared to 62.4% in the conclusion of 2Q17. The longer debt maturity profile, which was again obtained during the quarter, is in line with gafisa’s conservative cash strategy It should be noted, however, that 74.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.23% per year, or 158.59% of the CDI.

13

Table 17 – Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/18	Until Sep/19	Until Sep/20	Until Sep/21
Debentures - FGTS (A)	TR + 10.38%	154,830	154,830	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 8.22%	127,424	83,841	21,789	21,794	-
Project Financing SFH (C)	TR + 8.30% a 14% / 120%CDI / 129%CDI	753,639	247,416	333,047	165,422	7,754
Working Capital (D)	130%CDI / CDI + 2.5% / CDI + 3% / CDI + 5%	183,379	107,176	47,911	19,043	9,249
Total (A)+(B)+(C)+(D) = (E)		1,219,272	593,263	402,747	206,259	17,003
% of Total Maturity per period			48.7%	33.0%	16.9%	1.4%
Project debt maturing as % of total debt ((A)+ (C))/(G)			67.8%	82.7%	80.2%	45.6%
Corporate debt maturing as % of total debt ((B)+(D)/(E)			32.2%	17.3%	19.8%	54.4%
Ratio Corporate Debt / Mortgage		25.5% / 74.5%

SUBSEQUENT EVENT

On November 09,2017, the Board of Directors approved to call an Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 11, 2017, to resolve on the Company’s capital increase up to the total amount of three hundred million Reais (R$300,000,000.00), with the possibility of partial ratification in the case of subscription of at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least 13,333,334  and at most 20,000,000  non-par, registered, book-entry new common shares of the Company, at a price per share of R$ 15.00, based on Article 170, Paragraph 1, item III of Law No. 6.404/76 (“Capital Increase”).

The Capital Increase is part of the Company’s plans to strengthen cash and cash equivalents, reinforce its capital structure in view of its current level of indebtedness, and make viable the Company’s strategic and operational positioning within this new cycle of the Brazilian real estate market.

Wishbone Management, LP, shareholder of the company, jointly with Conifer Capital Management, LLC, and investment funds under management of their affiliates (“Investors”), undertake to subscribe the shares and eventual unsold shares in the context of this Capital Increase, by exercising their preemptive rights in share subscription, so to guarantee that will subscribe, at least, two hundred million Reais R$200,000,000.00, being the total amount to be effectively subscribed contingent on the result of preemptive right exercise and the subscription of unsold shares by other shareholders of the Company. Investors’ subscription commitment is subject to (i) the postponement of the Company’s debts maturity in the amount of, at least, three hundred million Reais R$300,000,000.00, until 2020 and 2021, and (ii) the lack of adverse material effects.

More details on the Capital Increase are available on the call notice and management proposals published today on the Company’s investor relations website (www.gafisa.com.br/ri/) and on the websites of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br) and of the Comissão de Valores Mobiliários ( www.cvm.gov.br).

14

São Paulo, August 09, 2017.

Alphaville Urbanismo SA releases its results for the 3rd quarter of 2017

Financial results

In the 3rd quarter of 2017, net revenues were R$ 41 million and the net loss was R$ -191 million.

	3Q17	3Q16	3Q17 vs. 3Q16
Net Revenue	41	165	-75%
Net Profit/Loss	-191	-31	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

15

Consolidated Financial Statements

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y (%)
Net Revenue	160,325	147,253	9%	268,271	-40%	444,117	651,881	-32%
Operating Costs	(167,956)	(161,656)	4%	(267,308)	-37%	(483,318)	(621,378)	-22%
Gross Profit	(7,631)	(14,403)	-47%	963	-892%	(39,201)	30,503	-229%
Gross Margin	-4.8%	-9.8%	502 bps	0.4%	-512 bps	-8.8%	4.7%	-1351 bps
Operating Expenses	(129,829)	(121,817)	7%	(82,568)	57%	(361,644)	(208,936)	73%
Selling Expenses	(22,929)	(21,184)	8%	(24,701)	-7%	(63,169)	(61,692)	2%
General and Administrative Expenses	(21,441)	(19,738)	9%	(27,544)	-22%	(68,548)	(74,070)	-7%
Other Operating Revenue/Expenses	(10,029)	(31,569)	-68%	(14,521)	-31%	(61,304)	(48,054)	28%
Depreciation and Amortization	(8,379)	(8,875)	-6%	(8,180)	2%	(25,962)	(23,332)	11%
Equity Income	(67,051)	(40,451)	66%	(7,622)	780%	(142,661)	(1,788)	7879%
Operational Result	(137,460)	(136,220)	1%	(81,605)	68%	(400,845)	(178,433)	125%
Financial Income	6,604	9,206	-28%	7,479	-12%	23,680	48,493	-51%
Financial Expenses	(27,673)	(42,596)	-35%	(13,390)	107%	(106,699)	(58,591)	82%
Net Income Before taxes on Income	(158,529)	(169,610)	-7%	(87,516)	81%	(483,864)	(188,531)	157%
Deferred Taxes	-	-	0%	-	0%	-	963	-100%
Income Tax and Social Contribution	622	(949)	-166%	(1,076)	-158%	(1,673)	(7,608)	-78%
Net Income After Taxes on Income	(157,907)	(170,559)	-7%	(88,592)	78%	(485,537)	(195,176)	149%
Continued Op. Net Income	(157,907)	(170,559)	-7%	(88,592)	78%	(485,537)	(195,176)	149%
Discontinued Op. Net Income	-	(9,545)	-100%	16,555	-100%	98,175	32,927	198%
Minority Shareholders	(66)	(100)	-34%	585	-111%	(120)	2,039	-106%
Net Income	(157,841)	(180,004)	-12%	(72,622)	117%	(387,242)	(164,288)	136%

16

Consolidated Balance Sheet

	3Q17	2Q17	Q/Q(%)	3Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	26,626	37,979	-30%	161,340	-83%
Securities	129,372	176,594	-27%	448,558	-71%
Receivables from clients	570,303	602,295	-5%	1,129,351	-50%
Properties for sale	987,657	996,928	-1%	2,118,652	-53%
Other accounts receivable	122,968	105,812	16%	200,529	-39%
Prepaid expenses and other	5,526	5,903	-6%	5,811	-5%
Land for sale	3,270	3,270	0%	74,753	-96%
Subtotal	1,845,722	1,928,781	-4%	4,138,994	-55%

Long-term Assets
Receivables from clients	197,407	208,230	-5%	440,056	-55%
Properties for sale	475,700	582,445	-18%	523,895	-9%
Other	193,076	194,880	-1%	158,146	22%
Subtotal	866,183	985,555	-12%	1,122,097	-23%
Intangible. Property and Equipment	44,613	45,318	-2%	127,527	-65%
Investments	665,813	731,405	-9%	964,700	-31%

Total Assets	3,422,331	3,691,059	-7%	6,353,318	-46%

Current Liabilities
Loans and financing	354,592	654,200	-46%	650,973	-46%
Debentures	238,671	174,242	37%	373,449	-36%
Obligations for purchase of land and advances from customers	170,680	194,787	-12%	369,029	-54%
Material and service suppliers	89,975	73,249	23%	66,018	36%
Taxes and contributions	50,412	46,343	9%	81,677	-38%
Other	335,353	337,235	-1%	423,298	-21%

Subtotal	1,239,683	1,480,056	-16%	1,964,444	-37%

Long-term liabilities
Loans and financings	582,426	391,069	49%	739,092	-21%
Debentures	43,583	107,465	-59%	286,497	-85%
Obligations for Purchase of Land and advances from customers	98,117	71,149	38%	131,149	-25%
Deferred taxes	100,405	100,405	0%	22,173	353%
Provision for Contingencies	72,381	81,515	-11%	139,026	-48%
Other	64,643	80,976	-20%	142,188	-55%
Subtotal	961,555	832,579	15%	1,460,125	-34%

Shareholders’ Equity
Shareholders’ Equity	1,217,086	1,374,347	-11%	2,926,451	-58%
Minority Shareholders	4,007	4,077	-2%	2,298	74%
Subtotal	1,221,093	1,378,424	-11%	2,928,749	-58%
Total Liabilities and Shareholders’ Equity	3,422,331	3,691,059	-7%	6,353,318	-46%

17

Cash Flow

	3Q17	3Q16	9M17	9M16
Income Before Taxes on Income and Social Contribution	(158,533)	(111,933)	(483,864)	(188,531)
Expenses/Income not affecting working capital	102,356	72,285	287,718	141,473
Depreciation and amortization	8,379	8,180	25,962	23,332
Impairment	-	-	(11,141)	(6,302)
Expense with stock option plan and shares	1,195	2,317	2,898	5,506
Project delay fines	-	(1,393)	-	(1,404)
Unrealized interest and financial	4,240	36,111	46,975	74,899
Equity income	67,051	7,622	142,661	1,788
Disposal of fixed asset	-	319	-	1,501
Provision for guarantee	(4,124)	(1,362)	(7,439)	(9,234)
Provision for lawsuits	14,654	13,278	61,431	44,542
Profit Sharing provision	1,037	6,250	9,394	12,500
Allowance for doubtful accounts and dissolutions	10,068	2,273	17,767	7,871
Income from financial instruments	(144)	(1,310)	(790)	(13,526)
Clients	22,086	53,681	180,528	199,882
Properties held for sale	116,052	69,784	263,519	388
Other accounts receivable	(9,673)	10,285	(9,272)	12,693
Prepaid expenses	377	(832)	(2,978)	(233)
Obligations on land purchase and advances from clients	2,861	(33,384)	(26,900)	(93,326)
Taxes and contributions	4,069	(4,263)	(1,430)	(13,454)
Providers	10,939	(3,862)	10,520	(4,626)
Salaries and payroll charges	(10,701)	1,393	(8,887)	(10,607)
Other liabilities	(6,419)	(84,524)	(35,393)	(122,457)
Related party transactions	(13,203)	58,512	(22,906)	84,337
Taxes paid	622	(1,076)	(1,673)	(6,645)
Cash provided by/used in operating activities /discontinued operation	-	40,324	51,959	94,393
Net cash from operating activities	60,833	66,390	200,941	93,287
Investment activities
Purchase of fixed and intangible asset	(7,674)	(16,080)	(18,370)	(30,449)
Capital contribution in subsidiaries	853	(2,628)	1,294	(15,267)
Redemption of financial investment	163,743	352,339	851,218	1,202,191
Funding financial investments	(116,521)	(344,004)	(756,944)	(1,039,966)
Cash provided by/used in investment activities / discontinued operation	-	6,205	48,663	12,076
Discontinued operation transaction costs	-	-	(9,545)	-
Receivable from exercise of preemptive rights Tenda	-	-	219,510	-
Net cash from investment activities	40,401	(4,168)	335,826	128,585
Financing activities
Related party contributions	-	768	(1,237)	(1,752)
Addition of loans and financing	69,523	207,009	255,805	515,891
Amortization of loans and financing	(181,467)	(198,121)	(721,076)	(642,640)
Share buyback	-	(498)	-	(8,693)
Result from the sale of treasury shares	-	(2,140)	-	(2,140)
Assignment of credit receivables, net	-	12,019	21,513	53,828
Loan operations with related parties	(643)	(1,918)	5,625	7,530
Sale of treasury shares	-	2,144	317	2,149
Cash provided by/used in financing activities/ discontinued operation	-	(77,882)	24,089	(67,345)
Net cash from financing activities	(112,587)	(58,619)	(414,964)	(143,172)
Net cash variation/discontinued operation	-	-	(124,711)	-
Increase (decrease) in cash and cash equivalents	(11,353)	3,603	(2,908)	78,700
Opening balance of cash and cash equivalents	37,979	157,737	29,534	82,640
Closing balance of cash and cash equivalentes	26,626	161,340	26,626	161,340
Increase (decrease) in cash and cash equivalents	(11,353)	3,603	(2,908)	78,700

18

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil, Bolsa, Balcão  (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts
Carlos Calheiros
Fernando Campos
Luiz Felipe R. Murat
Telephone: +55 11 3025-9242/9651
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Lívia Hormigo / Guilherme Justo
Telephone: +55 11 3147-7414 /
3147-7438
E-mail: gafisa@grupomaquina.com

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer